Exhibit 99.4

Fact Sheet

Revenue Growth- Q1 26

	Reported	CC
QoQ growth (%)	4.5%	2.6%
YoY growth (%)	4.8%	3.8%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Reported	CC
Financial services	27.9	28.4	27.5	6.3	5.6
Manufacturing	16.1	15.9	14.7	14.8	12.2
Energy, Utilities, Resources & Services	13.6	13.0	13.3	7.2	6.4
Retail	13.4	13.3	13.8	1.5	0.4
Communication	12.0	11.7	12.1	4.7	4.0
Hi-Tech	7.8	8.3	8.0	2.1	1.7
Life Sciences	6.5	6.8	7.3	(6.6)	(7.9)
Others	2.7	2.6	3.3	(14.9)	(15.3)
Total	100.0	100.0	100.0	4.8	3.8

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Reported	CC
North America	56.5	57.1	58.9	0.5	0.4
Europe	31.5	31.2	28.4	16.2	12.3
Rest of the world	9.1	8.8	9.6	–	0.4
India	2.9	2.9	3.1	(3.1)	(1.0)
Total	100.0	100.0	100.0	4.8	3.8

Client Data

	Quarter ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Number of Clients
Active	1,861	1,869	1,867
Added during the period (gross)	93	91	87
Number of Million dollar clients*
1 Million dollar +	1,011	992	987
10 Million dollar +	317	309	309
50 Million dollar +	85	85	84
100 Million dollar +	41	39	40
Client contribution to revenues
Top 5 clients	13.2%	13.1%	13.5%
Top 10 clients	20.8%	20.7%	20.9%
Top 25 clients	35.2%	34.8%	34.9%
Days Sales Outstanding*	70	69	72

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Effort
Onsite	23.6	23.6	23.9
Offshore	76.4	76.4	76.1
Utilization
Including trainees	82.7	81.9	83.9
Excluding trainees	85.2	84.9	85.3

Employee Metrics

(Nos.)

	Quarter ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Total employees	323,788	323,578	315,332
S/W professionals	306,706	306,599	298,123
Sales & Support	17,082	16,979	17,209
Voluntary Attrition % (LTM - IT Services)	14.4%	14.1%	12.7%
% of Women Employees	39.1%	39.0%	39.2%

Cash Flow

In US $ million

	Quarter ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Free cash flow (1)	884	892	1,094
Consolidated cash and investments (2)	5,271	5,562	4,311

In crore

	Quarter ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Free cash flow (1)	7,533	7,737	9,155
Consolidated cash and investments (2)	45,204	47,549	35,943

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Jun 30, 2025	Jun 30, 2024	Growth % YoY	Mar 31, 2025	Growth % QoQ
Revenues	4,941	4,714	4.8%	4,730	4.5%
Cost of sales	3,416	3,259	4.8%	3,302	3.5%
Gross Profit	1,525	1,455	4.8%	1,428	6.8%
Operating Expenses:
Selling and marketing expenses	258	232	11.2%	226	14.2%
Administrative expenses	239	229	4.4%	210	13.8%
Total Operating Expenses	497	461	7.8%	436	14.0%
Operating Profit	1,028	994	3.4%	992	3.6%
Operating Margin %	20.8	21.1	-0.3%	21.0	-0.2%
Other Income, net(1)(2)	110	88	25.0%	125	-12.0%
Profit before income taxes	1,138	1,082	5.2%	1,117	1.9%
Income tax expense(2)	329	318	3.5%	303	8.6%
Net Profit (before non-controlling interests)	809	764	5.8%	814	-0.6%
Net Profit (after non-controlling interests)	809	763	5.9%	813	-0.6%
Basic EPS ($)(2)	0.20	0.18	5.8%	0.20	-0.6%
Diluted EPS ($)(2)	0.19	0.18	5.8%	0.20	-0.6%
Dividend Per Share ($)	–	–	–	0.26	–

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Jun 30, 2025	Jun 30, 2024	Growth % YoY	Mar 31, 2025	Growth % QoQ
Revenues	42,279	39,315	7.5%	40,925	3.3%
Cost of sales	29,224	27,177	7.5%	28,575	2.3%
Gross Profit	13,055	12,138	7.6%	12,350	5.7%
Operating Expenses:
Selling and marketing expenses	2,208	1,937	14.0%	1,957	12.8%
Administrative expenses	2,044	1,913	6.8%	1,818	12.4%
Total Operating Expenses	4,252	3,850	10.4%	3,775	12.6%
Operating Profit	8,803	8,288	6.2%	8,575	2.7%
Operating Margin %	20.8	21.1	-0.3%	21.0	-0.2%
Other Income, net(1)(2)	937	733	27.8%	1,088	-13.9%
Profit before income taxes	9,740	9,021	8.0%	9,663	0.8%
Income tax expense(2)	2,816	2,647	6.4%	2,625	7.3%
Net Profit (before non-controlling interests)	6,924	6,374	8.6%	7,038	-1.6%
Net Profit (after non-controlling interests)	6,921	6,368	8.7%	7,033	-1.6%
Basic EPS ()(2)	16.70	15.38	8.6%	16.98	-1.6%
Diluted EPS ()(2)	16.68	15.35	8.6%	16.94	-1.6%
Dividend Per Share ()	–	–	–	22.00	–

(1)	Other income is net of Finance Cost
(2)	Includes interest income (pre-tax) of $38Mn (327 crore) with reversal of net tax provisions amounting to $12Mn (101 crore) in Q4 FY’25 on account of orders received under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.01 (1.03) for the quarter ended March 31, 2025